United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc. Form 10-K for Fiscal Year Ended June 30, 2009 Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

Registration Statement File No. 0-29901

August 6, 2010

Ladies and Gentlemen,

This letter confirms our conversation with your examiner, Susann Reilly, today August 6, 2010.  During this conversation Ms. Reilly agreed to extend the response period for your questions until Weds, August 11th.

CAVITATION TECHNOLOGIES, INC.

By: s/Roman Gordon/
Chief Executive Officer